INTERSHOP APPOINTS NEW MANAGEMENT TEAM

Hamburg/Jena,  Germany, February 08, 2002 - Intershop Communications AG (Nasdaq:
ISHP, Neuer Markt: ISH), a leading provider of ebusiness software solutions, today announced changes to its top management team.

CEO Stephan Schambach will lead the new management team.

Wilfried Beeck resigned as Chief Operating Officer. His management team now reports directly to the CEO and will be headquartered in Jena. Effective immediately, Bernhard Marbach will rejoin the Company as Vice President Sales, Europe. Former President Europe, Michael Tsifidaris, is leaving the Company.

The Company will announce further details on its new management team in its analyst conference call on February 12, 2002, at 10 a.m. Central European Time.


INVESTOR RELATIONS:
Klaus F. Gruendel
T: +49-40-23709-128
F: +49-40-23709-111
K.GRUENDEL@INTERSHOP.COM

PRESS:
Heiner Schaumann
T: +49-3641-50-1000
F: +49-3641-50-1002
H.SCHAUMANN@INTERSHOP.COM